SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES ALLIANCE WITH THE ROMERO GROUP FOR ITS PERUVIAN BUSINESS

São Paulo, March 9th, 2006 – Companhia de Bebidas das Américas – AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], the fifth largest brewer in the world and the leading brewer in Latin America, announces that on March 8, 2006, it entered into an agreement for the sale of 25% of the capital stock of its Peruvian subsidiary Compañía Cervecera AmBev Perú S.A.C. (“AmBevPerú”) to Ransa Comercial S.A., a company of the Romero business group (“Romero Group”).

The Romero Group is a Peruvian business group that is active in several segments of the local economy, including the food industry, logistics and financial services.  This transaction will enable AmBev to benefit from the local know-how of a strategic partner for the Peruvian market such as the Romero Group, thus strengthening AmBevPerú’s operations.

According to João Castro Neves, AmBev’s Chief Financial Officer, “The alliance with the Romero Group reaffirms our commitment to our operations in HILA (Hispanic Latin America), providing AmBevPerú with better conditions for growing in the attractive Peruvian market.  The transaction brings together AmBev’s excellency in beverage production and sales with our partner’s deep knowledge of the country.”

The stock purchase agreement provides for the sale of 25% of AmBevPerú’s capital stock to the Romero Group, and the closing of the transaction is subject to certain conditions, including the corporate restructuring of AmBevPerú and the execution of a shareholders’ agreement.  The shareholders’ agreement sets forth, among other things, the grant by AmBev of a call option in favor of the Romero Group to acquire an additional 5% of AmBevPerú’s capital stock.  This call option is only exerciseable within one year from the closing of the transaction.  In the event the Romero Group exercises such call option, its interest in AmBevPerú would reach 30% of the capital stock.

AmBev will disclose additional information, including the amount paid by the Romero Group, and further details of the shareholders’ agreement, once the transaction closes.

São Paulo, March 9, 2006.

João Maurício Giffoni de Castro Neves
Investor Relations Officer

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
+55 11 2122-1415	+55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.